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Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153
(212) 310-8000
FAX: (212) 310-8007

December 16, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE
Washington, D.C. 20549-6010
Attn: Celia A. Soehner

  Re:
  Generac Holdings Inc.
  Registration Statement on Form S-1
  File No. 333-162590

Dear Ms. Soehner:

On behalf of our client, Generac Holdings Inc. (the "Company"), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 2 (the "Amendment") to the Registration Statement on Form S-1 (the "Registration Statement") of the Company (File No. 333-162590), together with exhibits thereto.

Set forth below in bold are each of the comments in the Staff's letter of December 11, 2009. Immediately following each of the Staff's comments is the Company's response to that comment, including where applicable, a cross-reference to the location in the Amendment of changes made in response to the Staff's comment. For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff's comment letter and includes the caption used in the comment letter.

Prospectus summary, page 1

1.
We reissue prior comment 3. We note that your prospectus summary continues to include multiple pages of detail, much of which is identical to detail repeated elsewhere in your document.

    The Company has substantially revised the prospectus summary on pages 1-5. Specifically, the Company has deleted a significant amount of detail in the summary regarding the Company's business, market opportunity, competitive strengths and strategy. The Company notes that these sections of the prospectus summary now take up approximately four pages of text, reduced from six pages in Amendment No. 1 to the Registration Statement filed on November 24, 2009, which was in turn reduced from over seven pages in the Registration Statement filed on October 20, 2009.

2.
Your response to prior comment 4 does not appear to address the SENTECH report that you cite on pages 70 and 71. Please advise.

    The Company has complied with the Staff's comment by supplementally providing the Staff with a marked copy of the SENTECH report and the LBNL report showing the data cited on pages 72-73. In addition, the Company confirms that the two reports are the latest reports regarding the cost of outages publicly published by SENTECH, Inc. and the Ernest Orlando Lawrence Berkeley National Library. Both reports are publicly availably on their respective websites. The Company also confirms that it has not paid for the compilation of these reports, that they were not prepared for use in the Registration Statement and that no consents are required because the reports are publicly available.

3.
Please tell us how you believe that your disclosure that you have "a leading market share" would permit investors to understand the information that you provided to us in response to prior comment 4.

    As discussed with the Staff, the Company has complied with the Staff's comment by supplementally providing the Staff with additional information regarding the number of participants in the standby generator market in North America to indicate that the Company's position in comparison with all industry participants is greater than might have appeared previously in the table in the Frost & Sullivan report. The supplemental material is a list of an additional 20 market participants in addition to those specifically listed in the Frost & Sullivan report. The Company believes that this information, taken together with the data supporting the Company's substantial share of the residential standby generator market and significant share of the industrial and light commercial generator markets previously provided to the Staff in response to prior comment 4 supports the disclosure that the Company has "a leading market share."

4.
It is unclear how the limited data and significant assumptions that you included in response to prior comment 5 supports your unqualified disclosed belief that your production costs are among the lowest in the industry. Please advise or revise your disclosure for clarity.

    As discussed with the Staff, the Company has complied with the Staff's comment by supplementally providing the Staff with additional information that supports the statement that the Company's production costs are among the lowest in the industry. While the number of publicly available comparable data points may be limited, due to the fact that for most of the other industry participants generators represent just one part of a larger business and, as a result, these companies do not report costs and margins on a basis that is exactly comparable to the Company (which is a "pure" generator manufacturer), the Company believes that the publicly available data provided to the Staff supports its belief that it is one of the lowest cost producers in the industry. Management's belief is also derived from their understanding of the available industry data, which is supported in part by comparisons of market pricing and comparisons of publicly reported gross margins for its competitors. Publicly reported gross margins include various generator and non-generator products for some competitors and, as a result may not be exactly comparable, but management believes the analysis is indicative and meaningful given the magnitude of the differences.

Our company, page 1

5.
We note your presentation of net sales, net loss and adjusted EBITDA for the twelve months ended September 30, 2009. Please revise to include disclosure of your net sales and net loss under U.S. GAAP for the year ended December 31, 2008 and the nine months ended September 30, 2009. Please also refer readers to where you discuss how the pro forma measures were calculated and why you present the information and how management uses the information.

    The Company has revised the disclosure on page 1 to include a discussion of the Company's net sales and net loss under U.S. GAAP for the relevant periods and has added a cross reference to direct readers to the discussion of how the pro forma measures were calculated, why the Company presents the information and how management uses the information.

6.
Further, while your disclosure refers the reader to pages 14 - 15 for an explanation and reconciliation of adjusted EBITDA, we note that the relevant information appears to be on pages 13 - 15. Please revise or advise.

    The Company has revised the disclosure to refer the reader to pages 11-14 in response to the Staff's comment.

Summary historical consolidated financial and other data. page 10

7.
Your response to prior comments 6 and 9 states that you revised your disclosure to explain how management uses the information and why management believes the information is useful. In footnote 1 to the table, we note that you only disclose that management believes the presentation provides useful information to investors regarding your financial performance without explaining why or how management uses the information. Please revise to discuss how management uses the information and why the presentation is useful to investors.

    The Company has revised the disclosure in footnote (1) on page 10 to discuss how management uses the "last twelve months" information and why the presentation is useful to investors.

8.
We note your responses to prior comments 7 and 10. Please revise to thoroughly discuss why management believes that Adjusted EBITDA is useful to investors and how management uses the information since we note that the measure excludes items that are integral to the purpose for which the measure is used. In this regard, carefully and thoroughly explain why management believes this measure is relevant as a performance measure, focusing on why it is useful to include or exclude the adjustments shown on page 14.

    The Company has revised the disclosure on page 11 to discuss further why management believes that Adjusted EBITDA is useful to investors and how management uses the information in evaluating the Company's performance against its budget, preparing and refining future projections and as a benchmark used in bonus compensation for its executives. In addition, the Company has revised the disclosure on pages 13-14 to explain why the Company believes each adjustment is useful in order for Adjusted EBITDA to be an accurate measure of the Company's performance, which among other reasons, includes adjusting to exclude income that does not come from its core operations, non-recurring charges and non-cash charges that the Company does not believe reflect its ongoing operations or believes will become immaterial.

9.
Please tell us whether management reasonably believes that it is probable that the financial impact of the adjustments referred to in footnotes (a)–(d) will disappear or become immaterial within a near-term finite period. Refer to Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 (FAQ), available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm.

    The Company has revised the disclosure on pages 13-14 to address the reasons why management believes that the adjustments referred to in footnotes (a)–(d) will disappear or become immaterial or are otherwise appropriate in evaluating the Company's operating performance and the other purposes for which the Company uses this non-GAAP measure.

10.
Further, to the extent that you use "Adjusted EBITDA" to determine compensation, then please discuss who has the responsibility for the excluded amounts related to the adjustments. If no one has responsibility for the excluded amounts, disclosures as to the limitation of the measure should be included to clarify the effect to investors and the trends in the unmonitored amounts.

    The Company has revised the disclosure on page 12 to clarify that one of its uses of Adjusted EBITDA is as a benchmark for determining elements of compensation for its senior executives. At the same time, some or all of these senior executives have responsibility for monitoring the Company's financial results generally, including the items that are included as adjustments in calculating Adjusted EBITDA (subject ultimately to review by the Company's board of directors in the context of the board's review of the Company's quarterly financial statements). While many of the adjustments (for example, transaction costs and credit facility fees and sponsor fees), involve mathematical application of items reflected in the Company's financial statements, others (such as business optimization adjustments) involve a degree of judgment and discretion. While the Company believes that all of these adjustments are appropriate, and while the quarterly calculations are subject to review by the Company's board of directors in the context of the board's review of the Company's quarterly financial statements and certification by the Company's chief financial officer in a compliance certificate provided to the lenders under the Company's senior secured credit facilities, this discretion may be viewed as an additional limitation on the use of Adjusted EBITDA as an analytical tool.

11.
Also, please expand your disclosure related to explaining the material limitations associated with use of "Adjusted EBITDA" as compared to net income. For example, we note that your measure excludes certain costs without considering the related impact on other financial statement captions.

    The Company has revised the disclosure on page 12 to include additional material limitations associated with the use of Adjusted EBITDA.

12.
We note from your disclosure that management uses adjusted EBITDA for determining achievement of targets under your management incentive plans. Please tell us how management used the adjusted EBITDA for determining achievement of targets under your management incentive plans and reconcile the adjusted EBITDA presented in your summary information with the Business Plan EBITDA used by the company as part of the determination of its incentive compensation as discussed on page 98.

    As discussed under "Compensation discussion and analysis" on page 100, management and the Company's compensation committee uses "Business Plan EBITDA" as the metric in evaluating performance for purposes of setting incentive compensation. For this purpose, "Business Plan EBITDA" is identical to Adjusted EBITDA as presented in footnote (6) under "Summary historical consolidated financial and other data" and the disclosure on page 100 has been revised to use the appropriate term.

13.
In footnote 6, you disclose that adjusted EBITDA is consistent with the definition of EBITDA in your senior secured credit facilities. Please explain how this is consistent given the numerous adjustments you made to EBITDA.

    The Company has revised the disclosure on page 12 to clarify that the reference to EBITDA formerly contained in footnote (6) is a reference to Covenant EBITDA described elsewhere in the prospectus and to clarify that these measures are substantially consistent. A cross reference has been added to the table on page 9 describing the additional adjustments allowed under Covenant EBITDA.

14.
In the first paragraph of footnote 6 where you discuss your Covenant EBITDA, please include a reference for the reader to where you show and discuss this measure in your MD&A.

    The Company has revised the disclosure on page 12 to include a reference to the discussion of Covenant EBITDA in the "Management's discussion and analysis of financial condition and results of operations" section of the prospectus.

Capitalization, page 35

15.
While we note your response to prior comment 18, we continue to believe that you should remove the caption relating to cash and cash equivalents from your presentation of pro forma capitalization.

    The Company has revised the disclosure on page 34 to remove the caption relating to cash and cash equivalents from the presentation of pro forma capitalization.

Dilution, page 36

16.
We understand from your response to prior comment 19 that the conversion of your Series A convertible preferred stock and Class B convertible voting common stock will occur as a result of the public offering. However, it is not clear how you are complying with Item 506 of Regulation S-K when you combine the pro forma impact of the conversion of the company's Series A convertible preferred stock and Class B convertible voting common stock with the sale of your common equity in the offering, since it appears that you are not disclosing the amount of the increase in the net tangible book value per share attributable to cash payments made by the purchasers of the shares being offered. Please tell us how you considered Item 506 of Regulation S-K in your disclosure.

    As discussed with the Staff, the Company has complied with the Staff's comment by supplementally providing the Staff with examples of the pro forma impact of both the conversion of the Company's Series A convertible preferred stock and Class B convertible voting common stock and the sale of the Company's common equity in the offering. In addition, the Company has revised the disclosure on pages 45-46 to clarify the effects of the Corporate Reorganization and the offering. The Corporate Reorganization, in and of itself, has no impact on the net tangible book value. The Company believes that showing the dilutive effect of the offering based on a comparison of the "as converted" number of shares of common stock after giving effect to the Corporate Reorganization pre- and post-offering will provide investors with a complete understanding of this dilution. The Company has considered, and believes the disclosure complies with, Item 506 of Regulation S-K.

17.
Further, we note that you refer to both pro forma net tangible book value per share and pro forma as adjusted net tangible book value. Please disclose how you define each term. It should be clear how each amount was calculated.

    The Company has revised the disclosure on page 36 to add footnotes disclosing how the Company defines pro forma net tangible book value per share and pro forma as adjusted net tangible book value per share.

18.
Please explain the factors that may change the number of common shares to be issued as a result of the Corporate Reorganization and how you determined the number of common shares to be issued as a result of the Corporate Reorganization, or clearly refer readers to where you disclose how you determined the number of shares.

    The Company has revised the disclosure on page 36 to include a reference to the discussion elsewhere in the prospectus describing the Company's determination of the number of common shares to be issued as a result of the Corporate Reorganization.

Industry trends, page 41

19.
Please balance your disclosure in this section with the "shorter-term" trend mentioned in the last sentence of your response to prior comment 28.

    The Company has added disclosure on page 42 regarding the short-term trend of increased product costs in order to balance the disclosure relating to the long-term trend of decreased product costs.

Corporate reorganization, page 44

20.
We note your revisions in response to prior comment 67. Please disclose the per share conversion rate, not merely how the rate will change given changes in your offering.

    The Company has revised the disclosure on pages 45-46 to include the per share conversion rate. In addition, as discussed with the Staff, the Company has supplementally provided the Staff with an example of the "Corporate reorganization" section as it would be completed based on a hypothetical offering price to illustrate these calculations.

21.
Please disclose how you calculated the actual conversion rate of the Class B voting common stock. It should be clear from your response how the offering price and the date of the completion of the offering impact the calculation. Please ensure that your disclosure includes a discussion of the impact of the reverse stock split of the Class A Common Stock.

    The Company has revised the disclosure on pages 45-46 to include a discussion of the Company's calculation of the actual conversion rate of the Class B voting common stock as well as the impact of the reverse stock split of the Class A Common Stock. In addition, as discussed with the Staff, the Company supplementally provided the Staff with an example of the "Corporate reorganization" section as it would be completed based on a hypothetical offering price.

22.
Please disclose how you calculated the actual conversion rate of the Series A preferred stock. It should be clear from your response how the offering price and the date of the completion of the offering impact the calculation.

    The Company has revised the disclosure on page 46 to include a discussion of the Company's calculation of the actual conversion rate of the Series A preferred stock. In addition, as discussed with the Staff, the Company supplementally provided the Staff with an example of the "Corporate reorganization" section as it would be completed based on a hypothetical offering price.

Critical accounting policies, page 47

23.
We note your response to prior comment 24. However, you continue to disclose on page 48 that due to the current economic uncertainty and other factors, your remaining goodwill could be impaired in future periods. As such, please explain why you believe the reporting unit (your company) is not at risk of failing step one.

    The Company respectfully advises the Staff that at this time, given the improved conditions of the equity markets and the Company's cash flows, both of which have improved since the fourth quarter of 2008 when the Company incurred an impairment charge, the Company believes it is not at risk of failing step one of a goodwill impairment analysis. We have revised the language to eliminate references to current economic uncertainty.

Results of operations, page 52

24.
We note your response to prior comment 26 that the Company is unable to present a sufficiently accurate or meaningful price versus volume breakdown for the change in net sales and your disclosures on page 52, which state that net sales were also impacted by increased selling prices. Considering your response, please tell us how you were able to determine that net sales were impacted by increased selling prices.

    The Company respectfully advises the Staff that while the Company is able to determine that increases and decreases in pricing have an overall directional impact on net sales and results of operations from period to period, due to the number of products in the Company's portfolio, the levels of customization for certain of the Company's products and the fact that pricing changes are not applied uniformly, the Company is unable to determine with specificity the magnitude of such changes.

Covenant compliance, page 61

25.
Please expand your response to prior comment 35 to show us how the ratio will decrease over future periods. Include in your response an analysis of the materiality of the risks presented by the ratio requirement.

    The Company has revised the disclosure on pages 63-64 to include a description of how the leverage ratios contained in the Company's senior secured credit facilities will decrease over future periods and an analysis of the materiality of the risks presented by the ratio requirement.

26.
In the table on page 63, please remove the reference to the information for the twelve months ended September 30, 2009 as unaudited to avoid giving the impression that the other information in the table is audited.

    The Company has removed the word "Unaudited" from the table on page 65 in response to the Staff's comment.

27.
We note your response and revisions to prior comment 33. If you continue to present Adjusted EBITDA in the table you must provide all the disclosures required by Item 10(e)(1)(ii) of Regulation S-K as explained in Question 8 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003 (FAQ), available on our website at http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm. Alternatively, you may remove references to this non-GAAP measure.

    The Company has revised the disclosure on page 65 to include a cross-reference to the Summary section of the document, where Adjusted EBITDA is explained in more detail. The Company respectfully submits that the inclusion of Adjusted EBITDA in the reconciliation table for Covenant EBITDA on page 65 is helpful to the reader because it highlights in tabular form how Covenant EBITDA differs from Adjusted EBITDA. The Company is presenting Covenant EBITDA on pages 63 to 67 in reliance on Question 10 of the Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures, rather than Question 8 of those FAQs, and the Company believes it has provided the necessary disclosure under Question 10. The Company believes that repeating all the disclosures in footnote 6 on pages 11 to 14 in the discussion of covenant compliance on pages 63 to 67 would detract from the disclosure on those pages and would be confusing to the reader.

History, page 82

28.
Please expand your response to prior comment 39 to clarify, with a view toward disclosure:

  •
  whether Briggs & Stratton has conducted business under the Generac name in the past and, if so, when; and

  •
  what, if any, significant corporate events occurred between you and any of Generac Power Systems, The Beacon Group, or Briggs & Stratton following the sale of your portable products business.

    As discussed with the Staff, in 1998 the Company sold its portable products business to The Beacon Group, a private equity firm. In connection with this sale, the Company entered into a non-compete agreement with The Beacon Group and granted The

    Beacon Group an indefinite license for the use of the Generac Portable Products trademark. The Beacon Group subsequently sold this business to Briggs & Stratton. The Company was not a party to or otherwise involved in this subsequent transaction. In 1998, the Company entered into an engine supply agreement with The Beacon Group. Briggs & Stratton became the beneficiary of the contract upon its purchase of the business. The agreement was for a nine-year term with a three-year automatic renewal feature. Briggs & Stratton phased out purchases from the Company under the engine supply agreement beginning in 2007 and has not made any material purchases from the Company since 2007. In 2008, the Company re-entered the portable generator market after the expiration of its non-compete agreement with The Beacon Group. The Company respectfully advises the Staff that since it was not a party to the agreement between The Beacon Group and Briggs & Stratton, the Company is not in a position to comment on Briggs & Stratton's historical, current or future use of the trademark. The Company also confirms that since the 1998 sale, the Company has not been involved in any significant transactions between it and either The Beacon Group or Briggs & Stratton.

    The Company has revised the disclosure on page 84 to clarify that the license to The Beacon Group was granted to use the Generac Portable Products name indefinitely and that the non-compete agreement was entered into with The Beacon Group.

Our products, page 82

29.
Please expand your disclosure in response to prior comment 40 to address separately each class of similar products or services without combining them with other classes.

    The Company has revised the disclosure on pages 84-85 to clarify that residential generators and industrial & commercial generators are each a similar class of products. Each class of products is similar based on power output and customer usage. These classes of similar products are the same breakdown used by the Company historically in discussions with its lenders and rating agencies.

Research and development and intellectual property, page 85

30.
Regarding your response to prior comment 41:

  •
  Please tell us, with a view toward clarified disclosure, the number of the "45 U.S. and international registered issued patents" that are United States patents.

  •
  Please disclose the effect of your granted patents. For example, what feature or function of your product is protected by the patent?

    The Company has revised the disclosure on page 88 to clarify the number of patents that are United States patents.

    The Company has added disclosure on page 88 relating to the effect of its granted patents.

Role of the Compensation Committee. page 96

31.
We note your disclosure that the committee attempts to award competitive salaries based on market practices and your references to industry data under the caption "Base salary"

  on page 97. Therefore, we reissue prior comment 48. Also, please clarify how the committee defines "competitive."

    As discussed with the Staff, in analyzing compensation levels the Company's compensation committee reviews third-party databases containing aggregated information with respect to manufacturing companies with comparable net sales and headcount and attempts to award salaries that are reasonable in light of such data; however, the compensation committee does not identify a specific peer group for the purpose of benchmarking executive compensation. The Company has revised the disclosure on pages 98-100 to clarify the Company's practices in determining compensation.

32.
We reissue prior comment 49. We note, for example, that your compensation committee reviews comparative data "by position annually and attempts to award competitive salaries based on current market practices," but such disclosure does not demonstrate how your compensation committee uses such information to make actual compensation decisions.

    The Company has revised the disclosure on pages 98-100 to clarify the Company's practices in determining compensation.

Base salary. page 97

33.
We reissue prior comment 50. The specific factors that underlie the salary decisions remain unclear. From your revised disclosure, it should be clear how the committee established the salary for each named executive officer, specifically what the committee considered that merited the increase for each named executive officer, how those factors determined the amount of any salary adjustments, and why adjustments differed among the named executive officers. Vague references to "individual performance" and similar terms are insufficient to satisfy your disclosure obligations under Regulation S-K Item 402(b).

    The Company has revised the disclosure on pages 98-100 to clarify the Company's practices in determining compensation. As stated in the revised disclosure, in making compensation decisions, the compensation committee ultimately makes a subjective evaluation of each individual's overall performance. The committee does not have a list of specific criteria or metrics that it uses in making compensation determinations for each named executive officer. The Company believes that the revised description truly and accurately reflects the actual process that the committee engaged in when it made historical compensation decisions.

Summary compensation table, page 100

34.
Please tell us why the compensation disclosed in response to prior comment 52 does not appear in column (e) of the table required by Regulation S-K Item 402(c).

    The Company respectfully advises the Staff that the Company's disclosure relating to the amortization of restricted Class A Share Common Stock expense resulting from the purchase of restricted shares by named executive officers at a discount from the market price appears in column (i) "All Other Compensation," as opposed to column (e) "Stock Awards" of the table required by Regulation S-K Item 402(c), in reliance on Item 402(c)(2)(ix)(C) of Regulation S-K, which states that: "For any security of the registrant or its subsidiaries purchased from the registrant or its subsidiaries (through deferral of salary or bonus, or otherwise) at a discount from the market price of such security at the date of purchase, unless that discount is available generally, either to all security holders or to all salaried employees of the registrant, the compensation cost, if any, computed in accordance with FAS 123R." As discussed with the Staff, the Company has provided disclosures on page 103 to indicate the value of the named executive officer's restricted shares of Class A Common Stock as of September 30, 2009.

35.
With a view toward clarified disclosure, please tell us why only a "pro rata share" of the housing allowance is included in the table. In this regard, please revise the paragraph following the table to clarify which amounts mentioned are included in the table; provide us the basis for any exclusions of those amounts from the table.

    The Company has revised the disclosure to indicate that the amount listed in the table on page 103 reflects the amount paid to the executive for the year until the time of his resignation. No amounts paid to executive officers are excluded from the table.

Equity vesting upon a change of control, page 104

36.
We note your response to prior comment 54:

  •
  Regarding the first paragraph of the response, please clarify why you cannot quantify the effect of the accelerated vesting as provided in Instruction 1 to Regulation S-K Item 402(j).

  •
  Regarding the second paragraph of your response, please tell us the basis for conclusion that a "right, but not the obligation" is not a potential payment as described in Regulation S-K Item 402(k).

    As discussed with the Staff, the Company has added disclosure on pages 108-109 to quantify the amounts that would be paid to the named executive officers upon a repurchase at the option of the Company of their restricted shares under the Shareholders Agreement upon the occurrence of certain events under the Shareholders Agreement. This disclosure is only relevant to investors in the event that the offering is completed and therefore, the information presented assumes the events occurred upon the completion of the offering. In addition, the Company has added disclosure showing the fair market value of restricted shares held by named executive officers that would be subject to accelerated vesting upon the occurrence of a change in control as of December 31, 2008.

37.
Please clarify who you mean by your reference to "Sponsors."

    The Company has revised the disclosure on page 108 to define the term "Sponsors."

Certain relationships and related person transactions, page 105

38.
We note your response to prior comment 60. Please disclose in this section how and why the related-person transaction was an "equity cure." Also, please tell us how the last sentence of your response is consistent with Instruction 1 to Regulation S-K Item 404.

    The Company has revised the disclosure on page 112 to discuss how and why the related-person transaction was an "equity cure."

    As discussed with the Staff, the Company will update the disclosure in "Certain relationships and related person transactions" to include all transactions for the year ended December 31, 2009 prior to distributing preliminary prospectuses or requesting effectiveness of the Registration Statement (which the Company does not plan on effecting until after January 1, 2010). As a result, the Company will comply with Instruction 1 to Regulation S-K Item 404 by including all relevant information for the last three full fiscal years (2007-2009).

Issuances of securities, page 106

39.
We reissue the portion of prior comment 64 that requested you show us how your disclosure in this section can be reconciled with your disclosure in the section entitled "CCMP transactions" on pages 43-44. It is unclear from your response which "portion of the transactions described under the 'CCMP transactions"' is included under this heading. Also in your response to this comment, please show us how your disclosure in this section is reconcilable with Note 6 to the financial statements.

    The Company has revised the disclosure on pages 111-113 to make the disclosure more easily reconcilable with the disclosure in the section entitled "CCMP transactions." The Company respectfully advises the Staff that the disclosure presented in "Certain relationships and related person transactions" are presented on a transactional basis in accordance with the guidance of Item 404 of Regulation S-K and that the disclosure presented in "Management's discussion and analysis of financial condition and results of operations" is focused on the impact of these transactions on the Company's balance sheet; as a result, the disclosure is not identical. The disclosure in Note 6 to the financial statements also differs somewhat from the other sections because it is written as an explanation of the accounting line items related to the equity instruments issued. Despite the differences in presentation, the Company believes that the information disclosed in each such portion of the prospectus is consistent and reconcilable.

    Reconciliation of "Certain relationships and related person transactions—Issuances of securities" with "Management's discussion and analysis of financial condition and results of operations—Transactions with CCMP"

    The first paragraph of Sales of Class B Voting Common Stock on pages 111-112 discloses the exchange of debt for Class B Common Stock by affiliates of CCMP that is summarized in the second and third paragraphs under Transactions with CCMP on page 44. The second paragraph of Sales of Class B Voting Common Stock discloses transactions that are not summarized under Transactions with CCMP because neither CCMP nor any of its affiliates were a party to such transactions.

    The first and second sentences of Sales of Series A Preferred Stock on page 112 disclose a purchase of Series A Preferred Stock by affiliates of CCMP, the proceeds of which were used by the Company to cure a leverage ratio covenant of the Company's senior secured credit facilities, which is not summarized under Transactions with CCMP because such disclosure is primarily focused on the exchanges of debt for equity and the impact of such transactions on the Company's balance sheet. The third, fourth and fifth sentences of Sales of Series A Preferred Stock disclose the exchange of debt for Series A

    Preferred Stock by affiliates of CCMP that is summarized in the third and fourth paragraphs under Transactions with CCMP on pages 44-45.

    The disclosure of the sale to Clement Feng in Sales of Class A Nonvoting Stock on page 112 is not summarized under Transactions with CCMP because neither CCMP nor any of its affiliates were a party to such transaction.

    The disclosure of the preemptive rights transactions in Preemptive Rights on pages 112-113 corresponds to the fifth paragraph under Transactions with CCMP which is on page 45. The disclosure of the preemptive rights transactions in Preemptive Rights specifies the shares sold by the Company to related persons and the aggregate amount for which such shares were sold in accordance with Item 404 of Regulation S-K, whereas the description of the preemptive rights transactions under Transactions with CCMP summarizes more generally all of the sales made pursuant to the preemptive rights provisions in the Shareholders Agreement, including sales made by affiliates of CCMP to certain stockholders to which the Company was not a party.

    Reconciliation of "Certain relationships and related person transactions—Issuances of securities" with Note 6 to the Financial Statements

    The first paragraph of Sales of Class B Voting Common Stock on page 111 discloses the exchange of debt for Class B Common Stock by affiliates of CCMP that is summarized in the third, fourth and fifth sentences of Class B Common Stock on page F-28. The second paragraph of Sales of Class B Voting Common Stock discloses sales of Class B Common Stock to members of the Company's board of directors that are summarized in the second sentence of Class B Common Stock.

    The first and second sentences of Sales of Series A Preferred Stock on page 112 disclose a purchase of Series A Preferred Stock by affiliates of CCMP, the proceeds of which were used by the Company to cure a leverage ratio covenant of the Company's senior secured credit facilities, which is summarized in the first sentence of the first paragraph of Series A Preferred Stock on page F-29. To the extent that the acquisition and exchange of debt for Series A Preferred stock by affiliates of CCMP that is disclosed in the third, fourth and fifth sentences of Sales of Series A Preferred Stock on page 112 occurred in 2008, it is summarized in the second and third sentences of the first paragraph of Series A Preferred Stock on page F-29.

    The disclosure of the sale to Clement Feng in Sales of Class A Nonvoting Stock on page 112 is subsumed in the summary of sales of Class A Common Stock that occurred in 2007 in Class A Common Stock on pages F-27 to F-28. The other sales of shares of Class A Common Stock that are included in the aggregate number of Class A Common Stock sold listed in Class A Common Stock are not disclosed in Sales of Class A Nonvoting Stock because such sales did not involve related persons.

    The Class B Common Stock-related preemptive rights transaction described in Preemptive Rights on page 112 is summarized in the sixth sentence in Class B Common Stock on page F-28.

Preemptive rights, page 107

40.
Please expand your disclosure in response to prior comment 62 to clarify how the preemptive rights resulted in (1) a shareholder selling shares to a board member as you mention on page 44 and (2) the transfer from your shareholder to management that you previously disclosed on page 102 of your registration statement filed on October 20, 2009.

    The Company has revised the disclosure on page 45 to delete the reference to the stockholder selling shares to a board member because in fact such sale was not made pursuant to the preemptive rights provisions; instead, it was a direct sale between affiliates of CCMP and such board member that was permitted under the Shareholders Agreement. The Company was not a party to such transaction.

    The Company deleted reference to the transfer from the stockholder to management that was previously disclosed on page 102 of the registration statement filed on October 20, 2009 because in fact such transaction did not qualify as a related person transaction as the Company was not a party to such transaction.

    The Company has also revised the disclosure on pages 112-113 to clarify how transfers to certain members of management and other stockholders of the Company were effected pursuant to the preemptive rights provisions in the Shareholders Agreement. Under the Shareholders Agreement, the Company is permitted to offer and sell equity securities to CCMP without first complying with the preemptive rights provisions so long as the other stockholders of the Company are subsequently afforded the opportunity to purchase an amount of such equity securities equal to the number of shares that would have been offered for sale to such other stockholders had the preemptive rights initially been complied with. The stockholders have had preemptive rights in connection with two transactions. In the preemptive rights transaction that was effected in 2007 (see pages 112 and F-28), the preemptive rights were satisfied by affiliates of CCMP selling shares of Class B Common Stock to stockholders that elected to participate. In the preemptive rights transaction that was effected in 2008 (see pages 112-113), the preemptive rights were satisfied by affiliates of CCMP and the Company selling shares of Series A Preferred Stock to stockholders that elected to participate.

Repurchases of securities, page 107

41.
Please expand your response to prior comment 66 to tell us (1) why you previously believed the disclosure that you originally included under this section was required, and (2) the basis for your conclusion that deletion of that disclosure is appropriate.

    The disclosure formerly on page 102 was deleted because the information presented was related to transactions between the Company and employees or other persons who were not "related parties" as defined in Item 404 of Regulation S-K, and, therefore, disclosure is not required.

Principal stockholders, page 109

42.
We are unable to agree with your response to prior comment 68 that no individual beneficially owns the shares because investment and voting power are vesting in more than three individual members, especially given that Rule 13d-3 includes as a beneficial owner any person who shares voting or investment power. Please revise your disclosure accordingly.

    Based on a discussion with the Staff, the Company has revised the disclosure to provide additional information about the natural persons who exercise, directly or indirectly, sole or shared voting and/or dispositive powers with respect to the Company's shares held in the name of CCMP Capital, LLC and Unitas Capital Ltd.

Index to consolidated financial statements, page F-1

Note 2.  Significant accounting policies, page F-9

Segment reporting, page F-17

43.
We note in your response to prior comment 40 that you breakout revenues by market. Please revise to provide the disclosures required by paragraph 280-10-50-40 of the FASB Accounting Standards Codification.

    The Company has revised the disclosure on page F-18 to provide the disclosures required by paragraph 280-10-50-40 of the FASB Accounting Standards Codification.

Note 6.  Redeemable stock and stockholders' equity (Deficit), page F-23

44.
In reference to prior comment 79, and with a view towards enhanced disclosure, please tell us the significant terms of the Series A preferred shares and Class B common shares, including conversion terms and terms related to equity participation and priority returns. Explain how you will determine the number of shares to issue upon conversion, including the priority return amounts, the Class A share value and the Series A Equity Participation. To the extent deemed helpful, please provide an example to illustrate. Please refer to paragraph 505-10-50-3 of FASB ASC.

    The Company has revised the disclosure on pages F-24 to F-26 to better clarify the significant terms of the Series A Preferred Stock and Class B Common Stock, including conversion terms, terms related to equity participation and priority returns. The expanded disclosure breaks out separately the terms for the Series A Preferred Stock and the common shares regarding voting rights, dividends and other distributions, distributions upon liquidations and change of control transactions, and conversions upon an initial public offering.

    With respect to your request to explain the conversion terms of the Class B Common Stock and Series A Preferred Stock, the Company advises you as to the following:

    (i)
    At the time the Company enters into an underwriting agreement with respect to an initial public offering, each share of Class B Common Stock will automatically convert into a number of shares of Class A Common Stock equal to one plus the quotient obtained by dividing (i)(x) the amount paid for such share of Class B Common Stock plus (y) an increase to such amount equal to 10% per annum calculated and compounded quarterly on the basis of a 360-day year of twelve 30-day months and which increased amount shall be deemed to have accrued on a daily basis (the "Class B Return"), by (ii) the public offering price (net of underwriting discounts and commissions).

    (ii)
    On the business day immediately following the date on which the Company enters into an underwriting agreement with respect to an initial public offering, each share of its Series A Preferred Stock will automatically convert into a number of shares of Class A Common Stock equal to the sum of (A) the quotient obtained by dividing (i)(w) the amount paid for such share of Series A Preferred Stock plus (x) an increase to such amount equal to 14% per annum calculated and compounded quarterly on the basis of a 360-day year of twelve 30-day months and which increased amount shall be deemed to have accrued on a daily basis (the "Series A Preferred Return"), by (ii) the public offering price (net of underwriting discounts and commissions), plus (B) the product of (y) a fraction, the numerator of which is one and the denominator of which is the number of shares of Series A Preferred Stock outstanding at such time, and (z) an additional number of shares of its Class A Common Stock that, when added to the number of shares of its Class A Common Stock outstanding at such time, including after giving effect to the conversion of the Class B Common Stock described above, the reverse stock split and the issuance of Class A Common Stock pursuant to clause (A) above, would equal 24.3% of the number of shares of Class A Common Stock outstanding at such time.

    The Company has expanded disclosure with respect to the conversions under "Management's discussion and analysis of financial condition and results of operations—Corporate reorganization" and the disclosure in Note 6 on pages F-24 to F-29 is substantively similar to and consistent with the revised disclosure on pages 111-113 and the description provided immediately above. The Company has also supplementally provided the Staff with an illustrative example of how the conversions described above will work.

    The Company has revised the disclosure on pages F-25 to F-26 to provide the information required by paragraph 505-10-50-3 of FASB ASC.

45.
Please tell us under what circumstances the Series A preferred shareholder is entitled to the priority return preference and the Series A equity participation. Similarly, discuss for the priority return and equity appreciation for the Class B stock.

    The Company has revised the disclosure on pages F-24 to F-25 to specifically clarify that the holders of Series A Preferred Stock are entitled to receive a priority return in connection with dividends and other distributions, distributions upon liquidations and change of control transactions, and conversions upon an initial public offering. The Company notes that a similar disclosure with respect to the Class B Common Stock can be found on pages F-25 to F-26.

46.
Further, please provide us with an analysis showing your consideration of all relevant accounting literature in determining how to classify and account for the Series A preferred shares and Class B common shares, including the priority return preference, the equity participation rights and the "beneficial conversion feature."

    Based on the rights and attributes of the Company's Series A Preferred Stock and Class B Common Stock equity securities, we considered the following in determining the appropriate accounting and classification for each class of stock:

      1.
      Classification of the equity instruments—i.e. permanent equity or outside of permanent equity (i.e. temporary/mezzanine equity)

      2.
      Accounting for the priority return preference (accretion)

      3.
      Participation rights of each of the classes of stock and impact on earnings per share

      4.
      Accounting for beneficial conversion features

    In determining the appropriate accounting for the equity securities, the following literature was considered:

    ASR 268 Redeemable Preferred Stock

    ASC 260 Earnings Per Share (original guidance issued under SFAS 128 Earnings per Share and EITF 03-6 Participating Securities and the Two-Class Method under FASB Stmt No. 128)

    ASC 480 Distinguishing Liabilities from Equity (original guidance issued under EITF D-98 (Topic D-98) Classification and Measurement of Redeemable Securities)

    ASC 470-20 Debt with Conversion and Other Options (original guidance issued under EITF 98-5 Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios and EITF 00-27 Application of Issue No. 98-5 to Certain Convertible Instruments)

    Our analysis and conclusions regarding the appropriate accounting and classification is summarized as follows:

    Topic 1—Classification of the equity instruments—i.e. permanent equity or outside of permanent equity (temporary/mezzanine equity)

    Class B Common Stock—Class B Common Stock is redeemable at the Company's option if an employee stockholder is terminated. Further, upon a change in control or liquidation, holders of Class B Common Stock are entitled to the ratable payment out of the assets of the Company available for distribution in an amount per share equal to the unreturned paid-in capital per share of Class B Common Stock held by such holder.

    Series A Preferred Stock—Upon a change in control or liquidation, holders of Series A Preferred Stock are entitled to the ratable payment out of the assets of the Company available for distribution in an amount per share equal to the unreturned paid-in capital per share of Series A Preferred Stock held by such holder.

    ASR 268 requires securities subject to redemption requirements that are outside of the control of the issuer to be excluded from the caption "stockholders' equity" and presented separately in the issuer's balance sheet. In an interpretation of ASR 268, guidance originally issued under Topic D-98 (codified under ASC 480 Distinguishing Liabilities from Equity) indicates that if there are any circumstances under which the issuer could be required to redeem equity securities, regardless of the likelihood that those circumstances will arise, those securities must be classified outside permanent equity. Specifically, paragraph 5 of Topic D-98 states "deemed liquidation events that require (or permit at the holder's option) the redemption of only one or more particular class of equity security for cash or other assets cause those securities to be classified outside of permanent equity." The change of control provisions could result in a full or partial redemption of either Series A Preferred Stock or Class B Common Stock without all equity securities participating in such redemption. Accordingly, as the redemption provisions related to the Class B Common Stock and Series A Preferred Stock are outside the control of the Company, these two classes of stock are classified outside of permanent equity as temporary or mezzanine equity, between liabilities and stockholders' equity on the consolidated balance sheet.

    Topic 2—Accounting for the priority return preference (accretion)

    Paragraph 15 of Topic D-98 (ASC 480-10-30) states that "the initial carrying amount of a redeemable equity security should be its fair value at the date of issue. If the security is not redeemable currently (for example, because a contingency has not been met), and it is not probable that the security will become redeemable, subsequent adjustment is not necessary until it is probable that the security will become redeemable."

    Accordingly, as the contingency allowing for both classes of stock to be redeemed is a change in control, and a change in control is not probable, both securities are recorded at their fair value at the date of issuance and remain at their un-accreted value until it becomes probable that the stock will become redeemable. The amount of accumulated accretion is appropriately disclosed in the footnotes to the financial statements.

    Topic 3—Participation rights of each of the classes of stock and impact on earnings per share

    SFAS 128 (codified under ASC 260—Earnings Per Share)) requires companies that have multiple classes of common stock or have issued securities other than common stock that participate in dividends with the common stock to apply the two-class method to compute earnings per share. Paragraph 60(a) of FAS 128 (ASC 260-10-45-59A) provides the following description of a participating securities "Securities that may participate in dividends with common stock according to a predetermined formula (for example, two for one) with, at times, an upper limit on the extent of participation (for example, up to, but not beyond, a specified amount per share)." Issue 2 of EITF 03-6 (ASC 260-10) further clarified by indicating that a "participating security is a security that may participate in undistributed earnings with common stock, whether that participation is conditioned upon the occurrence of a specified event or not. The Task Force observed that the form of such participation does not have to be a dividend—that is, any form of participation in undistributed earnings would constitute participation by that security, regardless of whether the payment to the security holder was referred to as a dividend." Paragraph 9 of SFAS 128 (ASC 260-10-45-11) requires that "income from continuing operations (or net income) be reduced by the amount of dividends declared in the current period for each class of stock and by the contractual amount of dividends (or interest on participating income bonds) that must be paid for the current period (for example, unpaid cumulative dividends)."

    The accretion rights on the Class B Common and Series A Preferred Stock are akin to a cumulative preferred dividend for earnings per share purposes. Accordingly, regardless of whether or not a dividend / distribution is made during the period, the accretion accumulates and, similar to a cumulative dividend, reduce the net income available to common stockholders. The priority return preference (accretion) for both the Class B Common and Series A Preferred Stock are reflected as a reduction of net income available to common stockholders in the calculation of earnings per share of Class A Common Stock. Earnings per share of the Class B Common Stock is based on the current period accretion unless current period earnings are in excess of the current period accretion for both the Class B Common and Series A Preferred Stock. Neither Class B Common nor Series A Preferred Stock participate in losses.

    Topic 4—Accounting for beneficial conversion features

    Class B Common Stock and Series A Preferred Stock (conversion into Class A Common)

    Series A Preferred and Class B Common Stock receive proceeds (in cash or shares) equal to their initial liquidation preference of $10,000 accreted to the date of an IPO, change in ownership or liquidation event, subject to sufficient proceeds being available on that date, as further described in our response to comment number 44. The following guidance from EITF 98-5 Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios (ASC 470-20), indicates the following:

    13.
    The Task Force also discussed the accounting for (a) a security that becomes convertible only upon the occurrence of a future event outside the control of the holder and (b) a security that is convertible from inception but contains conversion terms that change upon the occurrence of a future event. The Task Force reached a consensus that any contingent beneficial conversion feature should be measured using the commitment date stock price but not recognized in earnings until the contingency is resolved. [Note: See paragraphs 18-22 of the STATUS section.]

    The example included within EITF 98-5 (ASC 470-20) indicates that the beneficial conversion would not be recorded until the triggering event occurs, i.e. the occurrence of an IPO. Therefore, the Company will record the beneficial conversion upon the occurrence of the triggering event.

          Series A Preferred Stock

    The Series A Preferred Stock has an additional feature whereby at a change in control or IPO, the preferred shareholders will receive approximately an additional 24.3% equity participation. This is a contingent beneficial conversion feature, however the Company is unable to calculate the number of shares which may be distributed as a result of the additional equity participation until the occurrence of the triggering event as the calculation requires the fair value of the Class A Common Stock at the triggering event. Accordingly, consistent with the EITF 00-27 (ASC 470-20) (excerpt below), the contingent beneficial conversion is not recorded until the triggering event occurs. Therefore, the Company will record the beneficial conversion upon the occurrence of the triggering event.

    23.
    The Task Force reached a consensus that if the terms of a contingent conversion option do not permit an issuer to compute the number of shares that the holder would receive if the contingent event occurs and the conversion price is adjusted, an issuer should wait until the contingent event occurs and then compute the resulting number of shares that would be received pursuant to the new conversion price. The number of shares that would be received upon conversion based on the adjusted conversion price would then be compared with the number that would have been received prior to the occurrence of the contingent event. The excess number of shares multiplied by the commitment date stock price equals the incremental intrinsic value that results from the resolution of the contingency and the corresponding adjustment to the conversion price. That incremental amount would be recognized when the triggering event occurs.

47.
Please tell us how you determined the cumulative accretion reflected for the Series A preferred and Class B common stock as shown on page F-25.

    The Company respectfully advises the Staff that the cumulative accretion reflected for the Series A Preferred Stock is determined by adding together the unreturned paid-in capital of every outstanding share of Series A Preferred Stock. The unreturned paid in capital of a share of Series A Preferred Stock is determined by adding to the amount originally paid for such share to an amount which is the product of the unreturned paid in capital times 14% per annum, with such increases to be calculated quarterly, compounded on the basis of a 360-day year of twelve 30-day months, and are deemed to accrue on a daily basis. If any distributions are received in respect of such shares, the amount of such distributions would decrease such unreturned paid-in capital; however, there have been no distributions made on the Series A Preferred Stock.

    In addition, the cumulative accretion reflected for the Class B Common Stock is determined by adding together the unreturned paid-in capital of every outstanding share of Class B Common Stock. The unreturned paid in capital of a share of Class B Common Stock is determined by adding to the amount originally paid for such share to an amount which is the product of the unreturned paid in capital times 10% per annum, with such increases to be calculated quarterly, compounded on the basis of a 360-day year of twelve 30-day months, and are deemed to accrue on a daily basis. If any distributions are received in respect of such shares, the amount of such distributions would decrease such unreturned paid-in capital; however, there have been no distributions made on the Class B Common Stock.

48.
We note that you plan to recognize a beneficial conversion upon the IPO related to the additional base amount of $25,790,000 on Class B common stock, as well as the impact of the Series A Equity Participation on Series A preferred stock. Please show us how you determined the beneficial conversion amount for the Class B common stock and how you will determine the beneficial conversion amount for the Series A preferred stock related to the Series A Equity Participation.

    The Class B Common stock beneficial conversion amount of $25,790,000 is calculated as follows:

10,425	shares of Class B Common Stock issued in 2007 and 2008 (Class B follow-on shares)
$2,473.86	per share—this is the difference between the $10,000 base amount, which is the conversion feature amount (priority return preference basis), and the average amount paid per share of $7,526.14, which was equal to fair value at the time the shares were issued
$25,790,000	Total beneficial conversion on Class B Common Stock issued in 2007 and 2008

    The Series A Preferred beneficial conversion is unknown at this time because of the Series A equity participation. The Series A equity participation is based on the proceeds of the IPO, change in control, or liquidation, which is not known at this time. The beneficial conversion amount will be the Series A equity participation as further described in our response to comment number 44.

Recent sales of unregistered securities, page II-3

49.
Refer to your disclosure provided in response to prior comment 81. Please clarify how the facts disclosed make the September 2009 transaction exempt from registration under the Securities Act.

    The September 2009 issuance of Series A Preferred Stock was the consummation of a contractual preemptive right exercised in September 2009 that was triggered by the Company's sales of shares to affiliates of CCMP beginning in late 2008 and ending in July 2009. Each of the purchasers of these shares of Series A Preferred Stock had a pre-existing relationship with the Company as a stockholder (and, in many cases, also as an employee) and had a contractual right to acquire such shares pursuant to the Shareholders Agreement. The offering and sale of these shares of preferred stock did not involve any solicitation beyond the parties to the Shareholders Agreement. There were no underwriters employed in connection with the transaction, and the recipients of securities in the transaction represented their intention to acquire the securities for investment only and not with a view to any distribution thereof. Appropriate legends were affixed to the share certificates and other instruments issued in the transaction. All purchasers were given the opportunity to ask questions and receive answers from representatives of the Company concerning the business and financial affairs of the Company. Based on the foregoing, and the fact that the transaction giving rise to the exercise of the preemptive right, as well as the exercise of preemptive rights themselves, took place well in advance and completely independent of the filing of the Registration Statement for the Company's initial public offering, the Company has concluded that these transactions were exempt from registration.

Exhibits, page II-4

50.
Please expand your response to prior comment 83 to address Regulation S-K Item 601(b)(2), not merely Item 601(b)(10).

    With respect to the merger agreement by which the Company acquired Generac Power Systems in 2006, the Company respectfully advises the Staff that it believes it is not required to file this agreement under Item 601(b)(2) of Regulation S-K, because the transaction contemplated by this agreement was completed in November 2006 (more than three years before the Registration Statement will be declared effective), and, more importantly, the Company has no continuing financial or other material obligations relating to or arising out of the agreement. The Company believes that, while the acquisition transaction itself was material to the Company at the time, the impact of this transaction is fully reflected in the Company's financial statements and the agreement itself is not material. Accordingly, the Company believes that this agreement is not a "material plan of acquisition, disposition, reorganization, readjustment, succession, liquidation or arrangement" for purposes of Item 601(b)(2) or a "material contract" for purposes of Item 601(b)(10).

51.
Please note that, except as provided by Regulation S-K Item 601(b)(2) for documents filed pursuant to Item 601(b)(2), the documents that you file must be complete with all attachments. We note the missing attachments from exhibit 10.5.1. and 10.6.1.

    The Company has filed the attachments for Exhibits 10.5, 10.5.1, 10.6 and 10.6.1.

We would very much appreciate receiving the Staff's comments, if any, with respect to the Amendment as promptly as applicable. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165.

Sincerely,
/s/ MATTHEW D. BLOCH
Matthew D. Bloch

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